Exhibit 2.1

AMENDMENT NO. 3 TO
AGREEMENT AND PLAN OF MERGER

        AMENDMENT NO. 3 (the "Amendment"), dated as of June 18, 2004, by and among Duane Reade Shareholders, LLC (formerly known as Rex Corner Holdings, LLC), Duane Reade Acquisition Corp. (formerly known as Rex Corner Acquisition Corp.) and Duane Reade Inc., to the Agreement and Plan of Merger, dated as of December 22, 2003, as amended by Amendment No. 1 on June 10, 2004 and Amendment No. 2 on June 13, 2004 (the "Merger Agreement"), by and among Duane Reade Shareholders, LLC, Duane Reade Acquisition Corp. and Duane Reade Inc.

        WHEREAS, the parties hereto desire to enter into this Amendment so as to make certain modifications to the Merger Agreement; and

        WHEREAS, Section 7.7 of the Merger Agreement permits Duane Reade Shareholders, LLC, Duane Reade Acquisition Corp. and Duane Reade Inc. to amend the Merger Agreement only by a written instrument signed on behalf of each of the parties to the Merger Agreement;

        NOW, THEREFORE, for good and valuable consideration and in consideration of the respective representations, warranties, covenants and agreements set forth in the Merger Agreement, the parties agree as follows:

ARTICLE I
AMENDMENT

  (a)
  Amendments to Merger Agreement

  (b)
  Upon execution hereof, the Merger Agreement shall be amended as follows:
(1)
Recital (b) is hereby amended and restated to read in its entirety as follows:

  "(b)    Subject to certain exceptions, by virtue of the Merger, all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") will be converted into the right to receive $16.50 in cash per share, without interest."

(2)
The first sentence of Section 1.2 is hereby amended and restated to read in its entirety as follows:

  "Section 1.2 Closing. Subject to the satisfaction or waiver of all of the conditions set forth in Article VI hereof, the closing of the Merger (the "Closing") shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, at 10:00 a.m. as expeditiously as possible but no later than three (3) Business Days after the day on which the last of such conditions (other than any conditions that by their nature are to be satisfied at the Closing) is satisfied or waived in accordance with this Agreement or (b) at such other place and time or on such other date as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to herein as the 'Closing Date'."

(3)
The first sentence of Section 2.1(c) is hereby amended and restated to read in its entirety as follows:

  "(c)    Conversion of Company Common Stock. Each share of Company Common Stock (other than Excluded Shares and Dissenting Shares) issued and outstanding immediately prior to the Effective Time (such shares of Company Common Stock are hereinafter referred to each, as a "Share" and collectively, as the "Shares"), shall be converted into the right to receive $16.50 in cash, without interest (the "Merger Consideration")."

(4)
Section 3.26 is hereby amended and restated to read in its entirety as follows:

  "(a)    Bear, Stearns & Co. Inc. (the "Company Financial Advisor") has delivered to the board of directors of the Company its written opinion to the effect that, as of the date of this Agreement,

  the merger consideration of $17.00 per share of Company Common Stock is fair to the stockholders of the Company from a financial point of view. The Company has made available to Parent a complete and correct copy of such opinion. The Company has obtained the authorization of the Company Financial Advisor to include a copy of such opinion in the Company Proxy Statement.

  (b)    The Company Financial Advisor has delivered to the board of directors of the Company a revised written opinion to the effect that, as of June 18, 2004, the Merger Consideration is fair to the stockholders of the Company from a financial point of view. The Company has made available to Parent a complete and correct copy of such opinion. The Company has obtained the authorization of the Company Financial Advisor to include a copy of such opinion in the Company Proxy Statement."

(5)
Section 4.7 is hereby amended and restated to read in its entirety as follows:

  "(a)    Parent has entered into a new equity commitment letter (the "New Equity Commitment Letter") pursuant to which the equity financing source identified therein has committed to contribute to Parent up to $253,900,000 in the aggregate (the "Equity Financing"), subject to the terms and conditions therein and assuming that the conditions set forth in Sections 6.1 and 6.2 are satisfied as of the Closing. Parent has delivered correct and complete copies of the New Equity Commitment Letter to the Company. As of June 18, 2004, the New Equity Commitment Letter is in full force and effect and has not been amended or terminated in any manner adverse to the Company. The undersigned hereby agree that all references in the Merger Agreement to the Equity Commitment Letter shall be to the New Equity Commitment Letter, including any reference in Sections 5.7(b)(ii) and 6.2(f) of the Merger Agreement to the Equity Commitment Letter (by itself or as a part of the defined term "Commitment Letters" or a component of the defined term "Financing Agreements").

  (b)    Parent has entered into a new debt commitment letter (the "New Debt Commitment Letter" and together with the New Equity Commitment Letter, the "New Commitment Letters") pursuant to which the debt financing sources identified therein have committed to contribute to Parent up to $570,000,000 in the aggregate (the "Debt Financing" and together with Equity Financing, the "Financing"), subject to the terms and conditions therein and assuming that the conditions set forth in Section 6.1 and 6.2 are satisfied as of the Closing. Parent has delivered correct and complete copies of the Debt Commitment Letter to the Company. As of June 18, 2004, the New Debt Commitment Letter is in full force and effect and has not been amended or terminated in any manner adverse to the Company. The undersigned hereby agree that all references in the Merger Agreement to the Debt Commitment Letter shall be to the New Debt Commitment Letter, including any reference in Sections 5.7(b)(ii) and 6.2(f) of the Merger Agreement to the Debt Commitment Letter (by itself or as a part of the defined term "Commitment Letters" or a component of the defined term "Financing Agreements").

  (c)    To the knowledge of Parent, as of June 18, 2004, there are no conditions precedent related to the funding of the Financing other than as set forth in the New Commitment Letters."

(6)
Section 5.3(a) is hereby amended by inserting the following sentence as the last sentence of said section:

  "Notwithstanding anything to the contrary contained in this Section 5.3(a), prior to the obtaining of the Requisite Company Vote the Company may take any of the actions otherwise prohibited by Sections 5.3(a)(i) and (ii), and to the extent applicable with respect to such clauses, Section 5.3(a)(vii)."

(7)
Section 5.3(c) is hereby amended and restated to read in its entirety as follows:

  "The Company agrees that any breach of the restrictions set forth in this Section 5.3 by any Subsidiary of the Company or any of its or their Representatives shall be deemed to be a breach by the Company of this Section 5.3."

(8)
Each of Sections 5.3(e)(i) and (ii) is hereby amended and restated to read in its entirety as follows:

  "(i)    engaging in discussions or negotiations with, or furnishing or disclosing any information relating to the Company or any of its Subsidiaries or giving access to the Company Assets or the books and records of the Company or any of its Subsidiaries to, any Person, but only so long as the Company (x) enters into a confidentiality agreement with such Person on terms and conditions no more favorable to such Person than those contained in the Confidentiality Agreement and (y) concurrently discloses or makes available the same information to Parent as it makes available to such Person; and

  (ii)    subject to compliance with Section 5.3(e)(i), entering into a definitive agreement providing for the implementation of a Superior Proposal, but only so long as (A) the board of directors, acting in good faith and by a majority of the independent members of the board of directors, has approved such definitive agreement, (B) the board of directors has determined, after consultation with a financial advisor of nationally recognized reputation, that such bona fide written Acquisition Proposal constitutes a Superior Proposal, (C) the board of directors of the Company has determined, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary obligations to the stockholders of the Company under applicable Laws and (D) the Company terminates this Agreement pursuant to, and after complying with all of the provisions of, Section 7.4(a)."

(9)
Section 6.2(a) is hereby amended by adding the following to the end thereof:

  "The parties hereto agree that any events that have occurred and are known to Parent as of June 18, 2004, which would cause any of the representations and warranties of the Company to not be true and correct as of the Closing Date shall be disregarded in determining the satisfaction of this condition at the Closing."

(10)
Section 6.2(j) is hereby deleted from the Merger Agreement without any renumbering of any Section and replaced with the words "Intentionally omitted."

(11)
Section 6.2(l) is hereby amended by adding the following proviso to the end of the last sentence, prior to the period:

  "; provided, however, that all Legal Actions instituted by a stockholder(s) of the Company with respect to this Agreement or the transactions contemplated hereby that (w) were filed prior June 18, 2004 (the "Existing Actions"), (x) allege substantively similar claims as the Existing Actions, or (y) allege claims only to the extent relating to the reduction of the merger consideration from $17.00 to $16.50 (any such Legal Action set forth in this proviso, an "Excluded Action"), shall be disregarded solely in determining the satisfaction of this Section 6.2(l) as of the Closing"

(12)
Section 7.2(a) is hereby amended and restated to read in its entirety as follows:

  (a) if the Merger has not been consummated by August 18, 2004, provided that the right to terminate this Agreement under this clause (a) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure to consummate the Merger by such date;"

(13)
Section 7.6(b) is hereby amended and restated to read in its entirety as follows:

  "(b)    Promptly (and in any event no later than two (2) Business Days following the occurrence of the following events) the Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to the out-of-pocket Expenses of the Parent and its Affiliates (substantiated in reasonable detail), up to a maximum amount of $7,500,000 if:"

(14)
Section 8.1(e) is hereby amended and restated to read in its entirety as follows:

  "Company Material Adverse Effect" means any material adverse effect on the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or on the ability of the Company to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement, but shall exclude any changes, effects, events, circumstances, occurrences or states of facts (i) in general economic, financial or market conditions; (ii) directly arise out of or are directly attributable to the acts of Parent and/or its Affiliates (other than as contemplated by this Agreement); (iii) that generally affect the industries in which the Company operates; (iv) that arise out of or are attributable to the identity of Parent; or (v) that arose and were known to Parent on or prior to June 18, 2004 or that arise out of any Excluded Action.

ARTICLE II
MISCELLANEOUS

        Section 2.1    Counterparts.    This Amendment may be executed in counterparts, which together shall constitute one and the same Amendment. The parties may execute more than one copy of this Amendment, each of which shall constitute an original.

        Section 2.2    Governing Law.    This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of laws.

        Section 2.3    Definitions; Ratification; References.    Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement. Except as expressly amended hereby, the provisions of the Merger Agreement are and shall remain unmodified and in full force and effect. Each future reference to "hereof, herein, hereunder, hereby" and "this Agreement" shall refer to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Merger Agreement, as amended hereby, shall in all instances remain as December 22, 2003, and references to "the date hereof" and "the date of the Agreement" shall continue to refer to December 22, 2003.

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        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first written above.

DUANE READE SHAREHOLDERS, LLC, formerly known as Rex Corner Holdings, LLC
By:	/s/ TYLER J. WOLFRAM Name: Tyler J. Wolfram Title: Vice President
DUANE READE ACQUISITION CORP., formerly known as Rex Corner Acquisition Corp.
By:	/s/ TYLER J. WOLFRAM Name: Tyler J. Wolfram Title: Vice President
DUANE READE INC.
By:	/s/ MICHELLE D. BERGMAN Name: Michelle D. Bergman Title: Vice President and General Counsel